UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33551

The Blackstone Group Inc.

(Exact name of registrant as specified in its charter)

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests of The Blackstone Group L.P.

(Title of each class of securities covered by this Form)

Class A common stock, par value $0.00001 per share, of The Blackstone Group Inc.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: Effective at 12:01 a.m. (Eastern Time) on July 1, 2019 (the “Effective Time”), The Blackstone Group L.P. (the “Partnership”) converted from a Delaware limited partnership to a Delaware corporation named The Blackstone Group Inc. (the “Corporation” and such conversion, the “Conversion”). At the Effective Time, each Partnership common unit (“Common Unit”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of Class A common stock, $0.00001 par value per share, of the Corporation. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the applicable class of securities of the Partnership and does not affect the continued registration under the Securities Exchange Act of 1934 of the applicable class of securities of the Corporation.

Approximate number of holders of record as of the certification or notice date:

Common Units: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, The Blackstone Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE BLACKSTONE GROUP INC.

Date: July 12, 2019	By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer